4Q05 Business Performance

1. 4Q05 business performance of hanarotelecom incorporated

(Unit : KRW million)

	4Q05	3Q05	QoQ	4Q04	YoY
			9,213		5,297
Revenues	370,919	361,707	(2.5%)	365,622	(1.4%)

			11,297		3,168
Operating profit	26,323	15,026	(75.2%)	23,155	(13.7%)

			-144,378		-160,051
Ordinary income	-159,528	-15,150	(Loss widened)	523	(Turned negative)

			-147,727		-164,799
Net income	-164,276	-16,549	(Loss widened)	523	(Turned negative)

			12,667		9,672
EBITDA	141,636	128,969	(9.8%)	131,964	(7.3%)

• The above-stated information is the 4Q05 financial highlights that hanarotelecom’s IR team provided at earnings results conference call on February 22, 2006 and also distributed through press release. Please note that 4Q05 figures are unconsolidated and unaudited basis.

2. Conference Call for 4Q’05 Earnings Results
- Time : 16:00~18:00 on February 22, 2006 (by Korean time)
- Venue : Conference room at hanarotelecom’s head office
- Participants : Institutional investors, analysts and fund managers in and out of Korea
- Purpose : Conference call 4Q’05 earnings results and Q&A
- Others :

*	Consecutive interpretation (Korean-English) would be serviced during the conference call. (The audio file will be posted on the Company’s website at www.hanaro.com later.)

*	Presentation materials for the conference call were posted on the Company’s website in the morning on February 22, 2006 (by Korean time).